EXHIBIT 7.1

COMPUTATION OF NET DEBT TO SHAREHOLDERS’ EQUITY RATIO

Computation of net debt to equity ratio

The computation of net debt to equity ratio as at March 31, 2016 and 2015 is as follows:

	As at March 31,
	2016	2015
	(Rs. in million)
Long-term debt	504,511.3	544,862.5
Short-term debt (including current portion)	187,856.5	180,465.4
Total debt (A)	692,367.8	725,327.9
Cash and cash equivalents	171,536.1	197,430.9
Mutual fund (current portion)	192,329.9	140,685.7
Total investible surplus (B)	363,866.0	338,116.6
Net Debt (A-B)	328,501.8	387,211.3
Equity (including minority interest)	768,036.7	539,351.8
Net debt/equity	0.43	0.72